UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

First Financial Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

320222 10 2
(CUSIP Number)

David W. Mann
800 Washington Avenue
Waco, Texas  76701
(254) 757-2424
____________________
(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications)

December 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC 1746 (11-03)

CUSIP No. 320222 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). David W. Mann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)		OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	536,472
	8.	Shared Voting Power	102,898
	9.	Sole Dispositive Power	536,472
	10.	Shared Dispositive Power	102,898
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		639,370
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		90.1%*
14.	Type of Person Reporting (See Instructions)		IN

*          Based on 173,528 shares of Common Stock of the Issuer outstanding as of October 31, 2005, plus (i) up to 466,472 shares that may be acquired upon the conversion of convertible promissory notes held indirectly by the Reporting Person and (ii) an option held indirectly by the Reporting Person to acquire up to 70,000 shares.

Introductory Statement

            The purpose of this Amendment No. 3 is to report a financing arrangement between the Issuer and a limited partnership of which the Reporting Person is a general and limited partner, as a result of which the beneficial ownership of David W. Mann of common stock of First Financial Corporation may be deemed to have increased.

Item 1.              Security and Issuer.

This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation, a Texas corporation (the "Issuer").  The address of the Issuer's principal executive offices is 800 Washington Avenue, Waco, Texas 76701.

Item 2.              Identity and Background.

(a) - (c)        David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701.  Mr. Mann's principal occupations are president, chief executive officer, chief financial officer and a director of the Issuer; chairman of the board of First Preference Mortgage Corp., a Texas corporation and a subsidiary of the Issuer, the address of which is 800 Washington Avenue, Waco, Texas 76701; and president and a director of Citizen's State Bank of Woodville (Texas), a Texas banking association, whose address is P.O. Box 109, Woodville, Texas 75979.  Mr. Mann is also an officer and director of certain insurance agencies and insurance companies and holds management positions with several other business entities.

(d)                Mr. Mann has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                Mr. Mann has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Mr. Mann is a citizen of the United States of America.

Item 3.                         Source and Amount of Funds or Other Consideration.

On December 13, 2005, JRPM Investments, Ltd. ("JRPM") and Bluebonnet Investments, Ltd. ("BIL") entered into a Note Purchase Agreement with the Issuer.  JRPM is a limited partnership of which Mr. Mann is a 0.5% general partner, the sole owner of the other 0.5% general partner, and a 68.37% limited partner.  The sole general partner of BIL is a corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by The David W. Man 1990 Trust.  Pursuant to the terms of the Note Purchase Agreement, BIL loaned the Issuer $350,000 in exchange for a promissory note in that principal amount ("Note 1") and JRPM loaned an aggregate $850,000 to the Issuer in exchange for two convertible promissory notes in the principal amounts of $350,000 ("Note 2") and $500,000 ("Note 3"), respectively.  JRPM funded the loan amount through working capital and an unsecured loan in the amount of $125,000 from the Robert A. Mann Foundation, which loan is payable by December 31, 2006, with interest payable monthly at the rate of interest published by The Wall Street Journal (the "WSJ") as the base rate on corporate loans.

The principal amount of each of Notes 1, 2 and 3 is payable in full on December 29, 2006, and interest is payable monthly at the rate of interest published by the WSJ as the base rate on corporate loans plus 2%. Upon an event of default under the notes, the interest rate on each note will increase by 1%, payable on demand.  Each note is secured by a deed of trust against certain real property owned by the Issuer or its subsidiaries and each of Note 2 and Note 3 is also secured by a pledge of stock of direct or indirect subsidiaries of the Issuer.

The principal amounts of Notes 2 and 3 are convertible into shares of Common Stock at the election of the holder.  The conversion price of Note 2 is equal to the greater of $2.50 per share or the book value per share as of the date of conversion.  Unless book value per share exceeds $2.50 on the date of conversion, Note 2 is convertible into 140,000 shares.  Note 3 is convertible into 326,472 shares at a conversion price of $1.5315249 per share. The conversion prices of Notes 2 and 3 (and therefore the numbers of shares into which these Notes are convertible) are subject to adjustment under customary anti-dilution provisions. Notes 2 and 3 are convertible in whole or in part from date of issuance until their maturity dates or the dates they are paid in full. The final conversion dates are subject to extension, as described below.

The Note Purchase Agreement also grants JRPM an option (the "Option") to acquire up to the number of shares that is equal to $350,000 divided by the exercise price of the option, which is equal to the greater of $5.00 per share or the book value per share on the date of exercise.  Thus, the maximum number of shares of Common Stock that could be acquired upon the full exercise of the Option is 70,000. Like Notes 2 and 3, the Option exercise price is subject to adjustment under customary anti-dilution provisions. The Option is exercisable in whole or in part from date of issuance until December 31, 2006. The final Option exercise date is subject to extension, as described below.

There are currently 500,000 shares of Common Stock authorized for issuance under the Issuer's articles of incorporation, 173,528 of which are issued and outstanding.  As a result, only 326,472 shares may be issued pursuant to the conversion of Note 2, Note 3 or the exercise of the Option, without an amendment to the Issuer's articles of incorporation to increase the authorized shares of Common Stock.  Pursuant to the Note Purchase Agreement, if JRPM should request it, the Issuer will be obliged to call a meeting of its shareholders for the purpose of consideration and action on a proposal to amend its articles of incorporation to increase the number of its authorized shares of Common Stock to at least the maximum number of such shares required to effect the conversions and the exercise. If JRPM makes such a request, the expiration dates for the conversion of Notes 2 and 3 and for exercise of the Option would be extended until the tenth business day after the date that the Company has sufficient authorized shares to accommodate conversion and exercise.

In addition, on December 13, 2005, First Financial Holdings, Ltd. ("FFHL"), a Texas limited partnership, acquired an additional 421 shares of Common Stock of the Issuer as a result of a capital contribution from MCRLT Group, Ltd., a Texas limited partnership ("MCRLT") and one of its limited partners.  FFHL did not use any of its funds in order to acquire these shares.

Item 4.               Purpose of Transaction.

As reported in the Issuer's Form 8-K filed December 19, 2005, entities affiliated with the Reporting Person entered into the transactions described in Item 3 for the purpose of providing an immediate and necessary infusion of cash to the Issuer and its principal operating subsidiary.  As reported in Item 5 below, Mr. Mann may be deemed to have beneficial ownership of shares of Common Stock by virtue of having sole or shared voting or dispositive power with respect to such shares as a result of the positions he holds with entities that hold shares of Common Stock or the right to acquire shares of Common Stock directly or with entities that control other entities that hold shares of Common Stock directly.  Despite such deemed beneficial ownership, Mr. Mann currently does not have actual ownership of the 466,472 shares of Common Stock into which Notes 2 and 3 are convertible and the 70,000 shares for which the Option is exercisable.  Mr. Mann has not made a determination as to whether or not to exercise the note conversion or option exercise rights and will not be in a position to do so until the Issuer's future financial results can be evaluated.  Accordingly, Mr. Mann currently has no intention to proceed with any further plan or proposal that would result in (a) the acquisition or disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

As a person who may be deemed to have beneficial ownership of shares of Common Stock, however, Mr. Mann intends to review continuously his investment, and the investment by entities with which he is affiliated, in the Common Stock; the Issuer's business, board of directors, management, operations, financial results and condition and prospects; conditions in the securities markets generally; and general economic and industry conditions.  Mr. Mann may, in light of his continuing review of these factors, change his intention with respect to any or all of the matters referred to in this Item 4 and may formulate a plan or proposal relating to one or more of such matters.  In addition, in his capacity as an officer and a director of the Issuer and its subsidiaries, Mr. Mann may discuss one or more of the matters enumerated above with the other officers and directors of the Issuer, and may formulate and effectuate a plan or proposal relating to one or more of the matters enumerated above.  Effectuation of most or all such plans or proposals would require action by the Issuer's board of directors.

Item 5.                         Interest in Securities of the Issuer.

(a)        Assuming all of the rights to acquire the Common Stock described in Item 3 are exercised, David W. Mann may be deemed the beneficial owner of 639,370 shares of the Common Stock, which shares represent 90.1% of the outstanding shares of such stock based on the number of shares of Common Stock (173,528 shares) shown as outstanding as of October 31, 2005 in the Issuer's Form 10-QSB for the quarter ended September 30, 2005, plus 466,472 shares that may be acquired upon the conversion of Notes 2 and 3 held indirectly by Mr. Mann and the Option to acquire approximately 70,000 shares held indirectly by Mr. Mann.

(b)               Mr. Mann's beneficial ownership of such shares is as follows:

(i)                  102,898 shares of Common Stock are held directly by FFHL, of which the general partners are Mr. Mann and FFC Holdings, Inc. ("Holdings"), a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the David W. Mann 1990 Trust (the "1990 Trust").  The sole beneficiaries of the 1990 Trust are David W. Mann, his spouse and his descendants.  The trustee of the 1990 Trust is Harold E. Allison III, who has reported his beneficial ownership of such shares on the Schedule 13D filed on July 30, 2001 as amended by Amendment No. 1 to Schedule 13D filed on April 11, 2002 and Amendment No. 2 to the Schedule 13D filed on November 20, 2003.  Mr. Mann may be deemed to share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 102,898 shares of Common Stock held directly by FFHL with Mr. Allison.  The answer to Item 2 of this Schedule 13D/A and the answer to Item 2 to Amendment No. 2 to Schedule 13D filed by Mr. Allison on November 20, 2003 with respect to his beneficial ownership of shares of Common Stock are incorporated by reference in partial response to this Item 5(b).

(ii)                The following rights to acquire shares that are held by JRPM, the general partners of which are Mr. Mann, individually, and RAM Investors, Inc. ("RAM"), a corporation solely owned by Mr. Mann.  Upon JRPM's exercise of the Option and of its rights to convert Notes 2 and 3, Mr. Mann will have sole voting and dispositive power with respect to these shares.

(A)  a maximum of 140,000 shares of Common Stock issuable upon the conversion of Note 2, based on an assumed conversion price of $2.50 per share;

(B)  a maximum of 326,472 shares of Common Stock issuable upon the conversion of Note 3, based on an assumed conversion price of approximately $1.5315249 per share;

(C)  a maximum of 70,000 shares of Common Stock issuable upon exercise of an option, based on an assumed exercise price of $5.00 per share.

(c)                The following transactions relating to Common Stock of the Issuer occurred on December 13, 2005:

(i)                  Mr. Mann, certain of his family members, and various entities owned or controlled by them, restructured and reorganized certain assets owned by them (the "Reorganization"), as set forth below.  Mr. Mann's reported beneficial ownership of Common Stock held indirectly through these entities did not change as a result of the Reorganization.

(A)              JRPM distributed its interest in FFHL to its three limited partners, each of whom in turn contributed its share of the limited partner interest in FFHL to MCRLT, whose limited partner interest in FFHL thus increased by 6.0%.

(B)              MCRLT contributed 421 shares of Common Stock to FFHL for no additional limited partner interest in FFHL.

(C)              The percentage interests of the MCRLT limited partners were adjusted such that the Mr. Mann's beneficial interest in the Common Stock remained constant after the transactions described in (A) and (B).

(ii)                As described more fully in Item 3, JRPM purchased two promissory notes convertible into a maximum of 466,472 shares of Common Stock and an option to acquire a maximum of 70,000 shares of Common Stock for an aggregate purchase price of $850,000.

(d)               As owner, FFHL has the right to receive dividends from, or the proceeds from the sale of, 102,898 shares of the Common Stock.  As general partners in FFHL, Holdings and Mr. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 102,898 shares.  As holder of Notes 2 and 3, and the Option, JRPM has the right to receive dividends from, or the proceeds from the sale of, up to 536,472 shares of the Common Stock that may be acquired by JRPM.  As general partners in JRPM, RAM and Mr. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 536,472 shares.

(e)                Not applicable.

(C)                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

(D)                            Material to be Filed as Exhibits.

1.         Note Purchase Agreement dated as of December 13, 2005, by and among the Issuer, JRPM Investments, Ltd. and Bluebonnet Investments, Ltd. (incorporated by reference to Exhibit 10.02 to the Form 8-K filed by the Issuer on December 19, 2005).

2.         Item 2 to the Amendment No. 2 to the Schedule 13D filed by Harold E. Allison III and Annie Laurie Miller on November 20, 2003, with respect to the Issuer's securities (incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                          January 4, 2006
                                                                                                                   Date

                                                                                                          /s/David W. Mann
                                                                                                          David W. Mann

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)